28 March 2008

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 28 March 2008, it purchased 465,000 Reed
Elsevier PLC ordinary shares at a price of 637.3152 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 32,996,298 Reed Elsevier PLC ordinary shares in treasury, and has 1,100,135,097 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 28 March 2008, it purchased 300,000 Reed
Elsevier NV ordinary shares at a price of Euro12.1238 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 23,177,791 Reed Elsevier NV ordinary shares in treasury, and has 636,204,940 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).